Exhibit 4

FOR IMMEDIATE RELEASE	13 March 2020

WPP PLC (“WPP”)

Directors’ Interests

WPP was notified on 13 March 2020 of changes in the share ownership of the executive directors of the company, pursuant to the vesting of the 2017 Performance Share Award (“PSA”) granted in 2018 and the 2015 Executive Performance Share Plan (“EPSP”) granted in 2015.

On 10 March 2020, Mark Read became entitled to receive 43,009 ordinary shares pursuant to his PSA granted in 2018. Mark Read has retained all these ordinary shares and personally discharged the associated tax liabilities.

Mark Read’s 2017 PSA represents the portion of his 2017 bonus awarded in WPP shares.

On 12 March 2020, Mark Read became entitled to receive 11,845 ordinary shares pursuant to his EPSP granted in 2015. Mark Read has retained all these ordinary shares and personally discharged the associated tax liabilities.

On 12 March 2020, Paul Richardson became entitled to receive 6,832 ADRs pursuant to his 2015 EPSP granted in 2015. On 12 March 2020, Paul Richardson sold 4,451 of these ADRs, at a price of US$ 37.48095 per ADR and retained 2,381 ADRs.

The 2015 EPSP measured performance achievement equally across three key metrics: Total Shareholder Return, Return on Equity and Earnings Per Share, over a five-year period from 1 January 2015 to 31 December 2019. The arithmetic application of the EPSP metrics has resulted in a vesting of 14.8% of the maximum.

At today’s date, Mark Read’s holding in WPP is 251,643 ordinary shares and Paul Richardson’s holding in WPP is the equivalent of 1,080,145 ordinary shares (all being in WPP ADRs).

Contact:

  Chris Wade, WPP

  +44(0) 20 7282 4600

  Richard Oldworth, Buchanan Communications

  +44 (0)7710 130634

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